FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   17 May 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



               PROPOSED ACQUISITION OF MALAKOFF, MALAYSIA, BY MMC


(London - 17 May 2006) International Power notes the announcement by MMC Corporation Berhad (MMC) that it intends to acquire all of Malakoff Berhad's (Malakoff) assets and liabilities for a total cash consideration of 9.3 billion Malaysian Ringgit (MYR) (GBP1.4 billion).


MMC's proposed offer to shareholders represents a distribution of 10.35 MYR per share, a premium of 5.7% and 13.0% over the 5 day and 3 months weighted average price of Malakoff's shares. International Power has an 18% shareholding in Malakoff and this offer equates to approximately GBP250 million for International Power's shareholding which would be substantially above its book value. In principle, International Power is receptive to this initiative by MMC.


Further information will be made available as appropriate.


Notes to editors

Malakoff currently has interests in 3,130 MW of power generation in Malaysia, with 1,890 MW under construction.


For further information please contact:

Media Contact:

Sara Richardson

Telephone: +44 (0)20 7320 8619


Investor Contact:

Anna Hirst

Telephone: +44 (0)20 7320 8788


About International Power


International Power plc is a leading independent electricity generating company with 16,827 MW (net) in operation and 1,544 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary